UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**FORM 24F-2**
**Annual Notice of Securities Sold**
**Pursuant to Rule 24f-2**

*Read instructions at end of Form before preparing Form.*

1. Name and address of issuer:

    JPMorgan Trust I
    270 Park Avenue
    New York, NY 10017

2. The name of each series or class of funds for which this Form is filed (If the Form is being filed for all series and classes of securities of the issuer, check the box but do not list series or classes):    [  ]

    JPMorgan Alternative Strategies Fund
    JPMorgan Disciplined Equity Fund
    JPMorgan Diversified Fund
    JPMorgan Dynamic Growth Fund
    JPMorgan Dynamic Small Cap Growth Fund
    JPMorgan Growth and Income Fund
    JPMorgan Intrepid America Fund
    JPMorgan Intrepid Growth Fund
    JPMorgan Intrepid Multi Cap Fund
    JPMorgan Intrepid Value Fund
    JPMorgan Mid Cap Core Fund
    JPMorgan Mid Cap Equity Fund
    JPMorgan Small Cap Core Fund
    JPMorgan Small Cap Equity Fund
    JPMorgan SmartRetirement 2010 Fund
    JPMorgan SmartRetirement 2015 Fund
    JPMorgan SmartRetirement 2020 Fund
    JPMorgan SmartRetirement 2025 Fund
    JPMorgan SmartRetirement 2030 Fund
    JPMorgan SmartRetirement 2035 Fund
    JPMorgan SmartRetirement 2040 Fund
    JPMorgan SmartRetirement 2045 Fund
    JPMorgan SmartRetirement 2050 Fund
    JPMorgan SmartRetirement Income Fund
    JPMorgan U.S. Dynamic Plus Fund
    JPMorgan U.S. Equity Fund
    JPMorgan U.S. Large Cap Core Plus Fund
    JPMorgan U.S. Large Cap Value Plus Fund
    JPMorgan U.S. Research Equity Plus Fund
    JPMorgan U.S. Small Company Fund
    JPMorgan Value Advantage Fund
    JPMorgan Value Discovery Fund
    JPMorgan Access Balanced Fund
    JPMorgan Access Growth Fund

3. Investment Company Act File Number: 811-21295

Securities Act File Number: 333-103022

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4(a). Last day of the fiscal year for which this notice is filed:

**June 30, 2011**

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4(b). [ ] Check box if this Form is being filed late (i.e., more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

*Note: If the form is being filed late, Interest must be paid on the registration fee due.*

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4(c). [ ] Check box if this is the last time the issuer will be filing this Form.

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5. Calculation of registration fee:

(i) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $12,992,848,232

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year: $7,188,856,897

(iii) Aggregate price of securities redeemed or repurchased during any prior fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission. $50,167,239,062

(iv) Total available redemption credits [Add items 5(ii) and 5(iii)]: - $57,356,095,959

(v) Net Sales - If item 5(i) is greater than item 5(iv) [subtract Item 5(iv) from Item 5(i) ] $0

(vi) Redemption credits available for use in future years - if Item 5(i) is less than Item 5 (iv) [ subtract Item 5(iv) from Item 5(i)]: ($44,363,247,727)

(vii) Multiplier for determining registration fee (See Instruction C.9): 0.0001161

(viii) Registration fee due [multiply Item 5(v) by Item 5(vii)]: (enter "0" if no fee is due): = $0.00

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6. Prepaid shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: _____0_____ .
If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: _____0_____ .

7. Interest due.-- if this Form is being filed more than 90 days after the end of the issuers fiscal year (see Instruction D):

$0

8. Total of the amount of the registration fee due plus any interest due [ Line 5(viii) plus line 7].

$0.00

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository: Not Applicable

Method of Delivery:
[ ] Wire Transfer
[ ] Mail or other means

## SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*

Jeffery A. Reedy, Assistant Treasurer

Date:    September 23, 2011

* Please print the name and title of the signing officer below the signature.